SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2010

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Grand Place/Grote Markt 1, 1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

This Report contains a copy of the following:

(1) The Press Release issued on March 15, 2010.

Anheuser-Busch InBev Announces Global Environmental Goals

Global Goal of 3.5 Hectoliters of Water Usage Per Hectoliter of Production by 2012

Breaks New Ground in the Brewing Industry

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) announced today a set of aggressive three-year global environmental goals as part of its Better World commitment, including a water usage goal for plants of 3.5 hectoliters of water for each hectoliter of production by the end of 2012. Achieving this goal would establish AB InBev as the most water-efficient global brewer in the world. The new usage level will represent a 30 percent reduction per unit of production in the Company’s water usage worldwide since 2007, saving enough water to fill 25,000 Olympic-size swimming pools1. In 2007, water use in AB InBev’s plants was 5.03 hectoliters per hectoliter of production; in 2009, water use was 4.3 hectoliters per hectoliter of production.

In addition, the Company has set the ambitious global environmental goal of achieving a 99 percent recycling and reuse rate by the end of 2012 – up from 97.2 percent in 2007 and 98 percent in 2009. It will also achieve a 10 percent reduction in carbon dioxide emissions and energy use for every hectoliter of production. Since 2007, the Company has reduced energy use per hectoliter by 10.9 percent.

“As the world’s leading brewer, we recognize our responsibility to make the most efficient use of natural resources. We are acutely aware that water is a finite and precious resource and the principal ingredient in our products. Efficient water use is essential to the continued, sustainable growth of our business around the world,” said Carlos Brito, Chief Executive Officer of Anheuser-Busch InBev. “Our global goals, including our 3.5 hectoliter water usage goal, mark a major step forward for our Company and are a central part of our vision to be the Best Beer Company in a Better World. Reducing our environmental impact is one of the three Better World pillars we focus on, next to promoting responsible drinking and contributing to the communities in which we operate.”

[1]

The number of Olympic-size swimming pools derived as follows: Total amount of water needed in 2007 to produce the company’s latest verified volume of production (409 million hl x 5.03 hl of production) less total amount of water needed in 2012 to produce the same volume of product (409 million hl X 3.5) equals 625,770,000 hl divided by the number of hl in an Olympic-size swimming pool (25,000 hl) equals a total of 25,000 Olympic swimming pools.

Because sustainability is so vital to AB InBev’s business success, the Company uses a unique system-wide process called Voyager Plant Optimization (VPO). This program drives efficiency at plants through uniform processes and measurable standards for operations, quality, safety, and the environment.

The global environmental goals announced today are an extension of AB InBev’s ongoing actions to reduce its impact on the environment. The Company is also a signatory to the CEO Water Mandate, a public-private initiative of the United Nations Global Compact focused on developing corporate strategies and solutions to global water issues. In achieving its environmental goals, AB InBev will extend the use of best practices already implemented in some of its breweries around the world:

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In the U.S., the Cartersville, Georgia brewery is already ahead of AB InBev’s stated water use target. Cartersville achieved an annual water use metric of 3.1 hectoliters of water per hectoliter of production in 2009.

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In 2009, the Wernigerode brewery in Germany achieved an annual water use metric of 3.09 hectoliters of water per hectoliter of production through a combination of engineering solutions and ongoing training sessions that help identify key environmental issues, ensure the economical use of resources and fine-tune procedures.

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The Jaguariuna brewery in Brazil has implemented a program to optimize utilization of water across all steps of its production process. This has resulted in water usage reduction of 9 percent from 2007 to 2009 saving more than 170,000 cubic meters of water.

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More than 25 breweries around the world, including ten key facilities in the United States, use the Bio-Energy Recovery System (BERS), a method of capturing methane from brewery wastewater to produce steam. In the Houston, Texas facility, methane captured through the BERS process plus methane from a nearby landfill provides more than 70 percent of the brewery’s fuel needs, making it almost independent of imported gas.

•	AB InBev’s brewery in Jupille, Belgium has the largest capacity of reusable packaging in the country. A typical returnable bottle is used, on average, 50 times.

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In 2009, AB InBev’s breweries around the world celebrated World Environment Day by implementing 250 community-focused environmental projects in 24 countries. As part of this celebration, over 30,000 employees across 29 breweries in China participated in a variety of projects including tree plantings and “no car days,” as well as facility improvements targeted to achieving energy reductions.

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This year, AB InBev will open new wastewater treatment plants in three facilities in Russia: Klin, Omsk and Angarsk. The treatment plants will use a combination of anaerobic and aerobic biological processes to treat 100 percent of their water outflow. As part of its continued commitment to improving its environmental performance around the globe, AB InBev has invested in outfitting these plants with the latest technology on the market. Globally, AB InBev has already built or upgraded 14 wastewater treatment plants in 2009 and plans to construct or upgrade an additional 20 facilities by 2012.

Anheuser-Busch InBev’s work to lighten its impact on the environment is one of three core pillars of the Company’s Better World plan. The global goals include commitments on promoting responsible drinking and giving back to the communities in which the Company operates.

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To promote responsible drinking on a global scale, Anheuser-Busch InBev has committed to expanding the reach of programs aimed at preventing underage drinking, such as “Family Talk About Drinking,” a program first piloted in the United States. In Argentina, Vivamos Responsablemente (“Let’s Live Responsibly”) is an educational program that helps high school students cope with challenges in a healthy way by emphasizing parents’ important role in maintaining an open dialogue with teenagers. The Company also continues to expand its best-in-class designated driver programs tailored to its local markets.

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AB InBev will also continue to engage with local communities in each of its markets. In 2009, employees in markets around the world participated in community outreach and cleanup activities, including riverbed and street cleanups and social norms partnerships with local universities. Over the next three years, the Company is committed to increasing participation in local community initiatives, including those supporting its global participation in World Environment Day and responsible drinking initiatives.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

About Better World

Through our commitment to be the Best Beer Company in a Better World, Anheuser-Busch InBev is the beer industry leader in social responsibility initiatives, ranking as the No. 1 brewer in social responsibility in FORTUNE Magazine’s “World’s Most Admired” beverage companies’ list. Our Better World efforts focus on three pillars: promoting responsible drinking; protecting the environment; and giving back to the communities in which we live and work. Around the world, we develop and implement social responsibility programs and campaigns in partnership with parents, government officials, community organizations, retailers and others. From promoting responsible drinking messages on some of the world’s most watched television programming, to turning coconut husks into renewable energy to fuel our breweries, to volunteering in the community, Anheuser-Busch InBev and its employees are committed to making a difference.

For more information about Anheuser-Busch InBev and Better World, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Robert Ottenstein Tel: +1-212-573-4365 E-mail: robert.ottenstein@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: March 15, 2010	By:	/s/ Benoit Loore
	Name:	Benoit Loore
	Title:	VP Legal Corporate